                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )

                                CRA Managed Care
                                (Name of Issuer)

                                  Common Stock
                         (Title of class of securities)

                                    126172105
                                 (CUSIP number)

    Check the following box if a fee is being paid with this statement [   ] (A
    fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

  CUSIP No. 126172105       13G                    Page  2 of  6 Pages

      1      NAME OF REPORTING PERSONS

             S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                    Morgan Stanley Group Inc.
                    IRS # 13-283-8891

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       ----
                                                                   (a)
                                                                       ----
                                                                   (b)
                                                                       ----

      3      SEC USE ONLY

      4      CITIZENSHIP OR PLACE OF ORGANIZATION
                    The state of organization is Delaware.

  NUMBER OF                    5    SOLE VOTING POWER
   SHARES                                         0
  BENEFICIALLY                 6    SHARED VOTING POWER
  OWNED BY                                  245,250
    EACH                       7    SOLE DISPOSITIVE POWER
  REPORTING                                       0
  PERSON WITH                  8    SHARED DISPOSITIVE POWER
                                            373,350

      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     373,350

      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                       5.08%

      12    TYPE OF REPORTING PERSON*

                    IA, CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP No.     126172105       13G                       Page    3 of  6 Pages

Item  1 (a)                 Name  of  Issuer

                            CRA Managed Care

Item  1 (b)                 Address  of  issuer's  principal  executive  offices

                            312 Union Wharf
                            Boston, MA 02109

Item  2 (a)                 Name  of  person  filing

                            Morgan  Stanley  Group  Inc.

Item  2 (b)                 Principal  business  office

                            1585 Broadway
                            New  York,  New  York  10036

Item  2 (c)                 Citizenship

                            Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item  2 (d)                 Title  of  class  of  Securities

                            Common  Stock

Item  2 (e)                 Cusip  No.

                            126172105

Item 3 Morgan Stanley Group Inc. is (e) an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item  4                     Ownership

                            Incorporated by reference to Items (5) - (9) and
                            (11) of the cover page pertaining to each reporting person.

CUSIP No.   126172105               13G                     Page   4 of  6 Pages



Item    5                 Ownership of 5 Percent or Less of a Class

                          Inapplicable.



Item    6                 Ownership of More than 5 Percent on Behalf of Another
                          Person

                          Accounts managed on a discretionary basis by wholly-owned subsidiaries of Morgan Stanley Group Inc. are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.



Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                          Inapplicable



Item    8                 Identification and Classification of Members of the
                          Group

                          Inapplicable



Item    9                 Notice of Dissolution of Group

                          Inapplicable



Item    10                Certification

                          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No.  126172105                  13G                    Page 5 of 6 Pages




                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date :     February  11, 1997

         Signature :      /s/ Edward J. Johnsen
                         ----------------------------------------------

         Name / Title:   Edward J. Johnsen / Vice-President
                         Morgan Stanley & Co. Incorporated
                         MORGAN  STANLEY  GROUP INC.



                       INDEX  TO  EXHIBITS                          PAGE


         EXHIBIT  1  Secretary's Certificate Authorizing Edward J.    6
                     to Sign on Behalf of Morgan Stanley Group Inc.